Exhibit 99.1

PONY AI Inc. Begins Mass Production and Road Testing of Multiple Gen-7 Robotaxi Models

New York, July 10, 2025 (GLOBE NEWSWIRE) -- Pony AI Inc. (“Pony.ai” or the “Company”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, today announced that its seventh-generation (“Gen-7”) Robotaxi recently entered mass production for multiple models and began road testing. This milestone brings Pony.ai significantly closer to its goal of expanding its fleet to 1,000 vehicles by the end of 2025, laying a strong foundation for future large-scale commercial deployment.

After unveiling its Gen-7 autonomous driving system at the Shanghai Auto Show in April, Pony.ai commenced mass production of the Guangzhou Automobile Group (“GAC”) and Beijing Automotive Industry Corporation (“BAIC”) Gen-7 Robotaxi models in June and July, respectively. The seamless integration of Pony.ai’s leading autonomous driving technology into both GAC and BAIC vehicles highlights the strength of these partnerships, while ensuring the highest standards of quality and safety throughout component sourcing, pre-installation, and final assembly.

Shortly after mass production, Pony.ai also began road testing in Guangzhou and Shenzhen. These achievements demonstrate the operational synergies, marking a critical transition from laboratory and closed-track validation to real-world traffic environments.

The Gen-7 autonomous driving system delivers three major advancements: it is the world’s first to utilize 100% automotive-grade components, achieve a 70% reduction in bill-of-materials (“BOM”) costs for the autonomous driving kit (“ADK”) compared to the previous generation, and feature an enhanced platform-based design that enables rapid adaptation across multiple vehicle models.

Marking 2025 as its “year of mass production,” the Company is on track to build a fleet of more than 1,000 vehicles by year-end — paving the way for scalable growth and substantial commercial opportunities.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai

Media Relations

Email: media@pony.ai

Christensen Advisory
Email: pony@christensencomms.com